UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 13, 2010.

Attached hereto as Exhibit 2 and incorporated herein by reference is the full text of an unofficial translation of Midroog's report mentioned in the Registrant's press release dated May 13, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)

By:	/s/ Ronit Zmiri
Name: Ronit Zmiri
Title: Corporate Secretary

Dated: May 13, 2010

EXHIBIT INDEX

Exhibit No.	Description

1.	Press Release dated May 13, 2010

2.	Full text of an unofficial translation of Midroog's report mentioned in the Press Release dated May 13, 2010.

Exhibit 1

ELBIT SYSTEMS LTD. ANNOUNCES
MIDROOG LTD. RATING OF "Aa1"
(LOCAL SCALE)  FOR POTENTIAL FUTURE ISSUANCES
 BY ELBIT SYSTEMS OF UP TO $350 MILLION
OF UNSECURED NOTES

Haifa, Israel – May 13, 2010 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) announced today that Midroog Ltd., an Israeli rating agency ("Midroog"), announced that it had assigned a "Aa1" rating (on a local scale) to any new unsecured notes in the aggregate amount of up to $350 million  which may be issued in the future by the Company.

The full text of an unofficial translation of Midroog's report will be submitted by the Company on Form 6-K to the U.S. Securities and Exchange Commission. The Company will also submit to the Israel Securities Authority a copy of Midroog's original report in Hebrew and the unofficial translation of the report.

The Company has not yet made any decision as to the offering of any securities, nor as to the scope, terms or timing of any such offering, nor is there any certainty that such an offering will be made.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd
Tel:  +972-4-8316663
Fax: +972-4-8316944
E-mail: j.gaspar@elbitsystems.com
            dalia.rosen@elbitsystems.com
IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail:elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

2

Exhibit 2

Elbit Systems Ltd.

Initial Rating Report, May 2010

Authors:

Lina Kantarovich, analyst
linak@midroog.co.il

Contacts:

Sigal Issachar, senior team leader
i.sigal@midroog.co.il

Avital Bar Dayan, executive vice-president ,
head of corporate finance and financial institutions
bardayan@midroog.co.il

Elbit Systems Ltd.

Rating for New Series	Aa1

The rating was provided for notes that may be issued by Elbit Systems Ltd. ("Elbit" or the "Company"), at a sum of up to 350 million dollars (having nominal NIS value for the date of this report of approximately 1,331 million NIS), which will not be guaranteed by any liens. Terms of the notes have yet not been determined. To the extent the Company will raise capital as mentioned, the Company intends to fully hedge, through a swap transaction, against currency exposure between the NIS notes and the dollar, which is the Company’s primary transaction currency. Except for Elisra, the company currently has no specific liens held by its financing banks, and according to Management's assessment at the time of this rating report, there is no need to create specific liens to be held by the banks in the future as well (except for liens that may be created, if required, in connection with liabilities of companies that the Company may acquire in the future).

This report relates to the structure of the issue, based on the figures communicated to Midroog through May 10, 2010.

 If changes occur in the issue structure, Midroog will have the right to discuss the rating further and to alter the rating given. Only after a copy of all the final documents relating to the notes has been provided to Midroog will the rating granted by Midroog be considered valid. Midroog will then publish the final rating and a summary of the rating report.

Company Profile

Elbit Systems Ltd. ("Elbit" or the "Company") is a multinational Israeli company that deals directly and through its held subsidiaries with marketing, development, manufacturing, integration and support of electronic defense systems for military air, land and naval applications. The Company has a wide range of products and systems based on various technologies in the areas of communication, software, computers, control, warning and protection systems. The Company's solutions are multi-disciplinary and include integration of complementary-use products and technologies. The Company activity extends over a large number of projects in about 50 countries worldwide through approximately 40 operating companies. The Company serves both as a prime contractor of solutions for armed forces and governments and as a provider of products and systems for leading manufacturers in the defense industry worldwide.

The four main company areas of operation are as follows:

Airborne Systems - advanced electronic systems for production and upgrading of military aircraft, in the areas of communication, navigation, control, warning and protection. The leading products include cockpit management systems, advanced helmet systems (aiming and data display on the helmets), digital map systems and many others. Also, this business line includes training systems and aircraft training and maintenance.
Income Distribution by Areas of operation, in Percentages, in 2009

The Company is the prime supplier of airborne helmets for the U.S. Armed Forces in cooperation with another leading manufacturer;

Land Systems - modernization and upgrading of land combat platforms with electronic weapon systems, turret drive systems, moving weapon stations, battle management systems, laser systems for warning and tracking and more. The Company is the IDF's prime contractor for development and upgrading of the Merkava tank throughout all its generations;

C4ISR Systems – integrative solutions of command and control, communications and computers, intelligence and surveillance systems, assisting in battlefield management for air, land and sea missions. The role of the systems is to assist in real-time battlefield management through receiving extensive information from several systems simultaneously, processing the information and displaying it in the most convenient manner to the user. This area of activity has received an increasingly growing interest from governments and armed forces around the world over recent years, and along with other areas of activity has contributed to a significant part of the Company's growth over the last two years, especially with the completion of Tadiran Communications acquisition in April 2007. Another area that belongs to this line of activity and has had a key role in Company activity over recent years, is the unmanned air vehicles (UAV) area. The Company is the major supplier of UAV systems for the State of Israel. The Company also serves as a major supplier of these systems for the U.K. army in cooperation with another leading manufacturer;

Electro-optical Systems - the Company develops and manufactures a wide range of electro-optical products as well as detection and warning products including the use of laser technology as well as thermal imaging technology for military applications in the air, sea, land and space.
Recently the Company has been active in the area of mergers and acquisitions, at a cumulative investment of approximately 800 million dollars over the years 2005-2009. Conspicuous acquisitions are acquisition of 70% of Elisra in 2005, full-control acquisition of Tadiran Communications in 2007 and completing the purchase of the shares of Kinetics in 2009.

The Company employs approximately 11,000 employees, of whom about 8,500 work in Israel, approximately 1,800 in the U.S. and the balance in subsidiaries around the world. Most of the employees are employed through individual employment contracts and approximately 2,000 employees in certain subsidiaries are employed under a number of general collective bargaining agreements. About half of Company employees are technical staff, engineers and management personnel, while the other half includes production workers, HQ and other support employees. The Company develops, manufactures, assembles and tests its products in about 50 sites in Israel, the U.S., Europe and the rest of the world. The Company’s facilities are deployed over a space of approximately 417 thousand square meters, mostly in Israel and the U.S.

Elbit, main financial data, in millions of dollars and percentages

	FY 2009	FY 2008	FY 2007	FY 2006	FY 2005
Income	2,832	2,638	1,982	1,523	1,070
Gross profit	849	767	516	373	280
Operating profit	262	249	108	92	67
Net profit	215	204	77	72	32
Gross profit %	30.0%	29.1%	26.1%	24.5%	26.1%
Operating profit %	9.3%	9.4%	5.4%	6.0%	6.3%

EBITDA	386	378	207	150	125
Cash flow from operations FFO	346	335	183	111	111
Fixed property expenditures	108	129	106	65	59
Companies acquisition expenditures	178	25	354	32	189
Total assets in balance	3,054	2,940	2,789	1,773	1,622
Liquid balances	280	278	376	88	97
Debt	389	285	460	153	263
Capital	857	800	556	500	464
Balance Capital as a % of balance sheet	28.1%	27.2%	19.9%	28.2%	28.6%

Rating Methodology

In determining the Company’s rating, Midroog relied on Moody's rating methodology for rating companies in the defense industry. This rating methodology includes four main groups of parameters: business positioning, profitability, leverage, liquidity and cash flow. On the business side the Company is examined by parameters including: measured in turnover volume, diversity based on the various areas of peration and business stability measured by backlog and industry entry barriers. The profitability side includes parameters that measure the average operating profit and its trend over the years and the average net return on assets over time. The financial side includes parameters of leverage level, measured in relation to the financial debt per revenues and operating profit, liquidity level and cash flow ratio to gross and net debt. The weight of each parameter in calculating the weighted rating ranges from 3% to 9%.

Major Considerations Underlying the Rating

The Company’s rating is supported by its business diversity, expressed in a wide range of products, geographical decentralization and a broad customer base. The Company has a focused and proven strategy for developing access to new markets, supporting its revenues decentralization; the rating is also supported by Elbit's technological superiority due to its significant technological assets, close connection with the military and operational system in Israel and sustained high percentage investment in research and development, which contributes to the preservation and enhancement of the technological abilities; according to the Midroog assessment, the Company's assets are strategically valuable for the State of Israel; the Company is successfully strengthening its presence in the global military industry through cooperation with major corporations. This is also contributed to the fact that Elbit activity is focused on electronic defense systems, which constitute a growing segment in the world; the many years of professional management experience led by a multinational company and successful merger and acquisition processes support the high rating; the Company has a relatively low level of leverage, derived from strong cash flows from operations, which constitute the main source for financing its activities; in addition, the rating is supported by a good liquidity level and financial flexibility that is highly admired.

According to the Midroog assessment, the world-wide defense industry relies on the global defense budget, which is characterized by volatility and some moderation is expected during the next few years, after about a decade of sustained increase; the Company deals primarily in foreign markets, with large and established local companies, taking into account that defense budget allocations are made under a “home basis”,  which operates in favor of local companies and by political factors. Alongside the impressive growth in revenues, the Company recorded a backlog growth slowdown – a development that somewhat overshadows the future growth from internal sources; average Company profitability over time is similar to that of the industry. Over the past two years, a considerable improvement was registered, which is not necessarily permanent, and partly supported by a background of macroeconomic parameters; as of the rating-date, no concrete investment plan was provided to Midroog, a fact which makes it difficult to assess the future impact of acquisitions on its business results and coverage ratios.

Management and Strategy

Broad and Experienced Management
The Company’s senior management includes approximately 20 executive officers, including the Company President and 19 executive vice presidents, some of them head Business Divisions and some operational departments, which provide services to the entire Company. Company Division managers are characterized by significant seniority and experience in their field. Most of them are former military personnel, having many years of executive managerial and operational experience. A large part of the senior staff have advanced within the Company, holding various management positions across the managerial structure. Most of the Company’s senior management have also obtained significant experience in marketing roles.

Multinational
The Company is active in dozens of countries worldwide, mostly through subsidiaries. However, the Company's base is in Israel and most of its senior management is composed of Israelis. The Company employs a policy of maintaining the local character in each of the activity countries, along with striving for a unified corporate identity. The local character is expressed by preserving local management and organizational culture, using local subcontractors and maintaining managerial independence in its subsidiaries. Establishing local management was intended, among other factors, to facilitate Elbit's involvement in an industry characterized by preference for local companies over foreign companies. Pursuit of corporate identity is designed to enable Elbit maximize the synergy between various technologies and products and offer comprehensive solutions to the customer. In addition, it is designed to create a commitment of Company employees worldwide to the Company's overall success. Maximizing the synergy between the Divisions along the various geographic units is an increasingly major value as the products and systems portfolio becomes more integrative.

Focus on Activities in the Defense Market
In recent years the Company's management has focused on growing the Company's business activity both through organic growth and through acquisitions, mainly in the defense area or with major overlap points within this area. Midroog assesses that the Company will continue to focus on the defense area in the future.

High Investment in R&D Aimed at Ensuring Continuity of Technological Edge
In recent years the Company has increased its investments in R&D. Investments relate to improving existing systems and product development, in coordination with customers, which are consistent with their operational needs, prototype development of new technologies for demonstrating to customers and participation in industry exhibitions. The new developments are designed to be used by the Company for future projects in various Divisions and strengthen its technological edge over competitors. One method of future R&D investment is through qualitative manpower, which is one of the Company’s strengths. The Company's strategy is to preserve and even expand the work force, even during difficult periods.

Expansion through Mergers and Acquisitions
As previously mentioned, a significant part of Elbit's positioning as a world-leader in the military electronics area is in its ability to identify companies that will open up access to new markets for it and/or provide it with technological advantages over competitors, then making the acquisition and eventually having a  successful merger. It is worth noting in particular the acquisition of Tadiran as a significant turning point in Company’s development. The Company is expected to continue operating with a similar strategy in the future, while focusing on acquiring companies that will provide the Company access to new markets or strengthen its presence in existing markets. Among others, common merger process risks include: failures in strategic and/or corporate culture adaptation of the acquired company, unreasonable valuation of the transaction and overstating the transaction price. These risks may result in key personnel who leave the acquired company, higher than anticipated merger costs or difficulty in achieving the expected synergy. Elbit performs a structured and prolonged review process prior to the execution of an intended acquisition, through the engagement of professional teams and involvement of corporate staff. The Company faces significant competition for attractive acquisitions, in light of the inherent tendency of large companies in the industry to pursue mergers and acquisitions. Therefore, the competition focuses on the sale price and premium offered by the acquirer on the basis of business potential. During the past decade Elbit has executed a number of prominent acquisitions: Elop in 2000, Elisra in 2005 and Tadiran Communications in 2007; this is in addition to dozens of mergers and acquisitions of relatively small scope. In most acquisitions, the Company successfully met the goals established at the time of the acquisition. However, the Elisra acquisition, for example, illustrates the challenges involved in a merger process that may take a long time.

Strengths

Business Diversity including a Wide Range of Products, Geographic Deployment and Broad Customer Base
Company has broad business diversification, expressed in decentralization of products, markets and customers. Business diversity enables the Company to participate in multiple tenders and offer customers a wide range of solutions. Product diversity enables the Company to initiate collaboration with industry manufacturers and strengthen its competitive position. The Company has a wide geographical distribution. Its activity is unique in the global defense industry, so most of its revenues (80%) stem from foreign markets, and this is unlike most of the global defense companies, which market primarily to the domestic market. This feature poses significant business and managerial challenges to the Company, being the defense industry is domestic-market-biased, but opens up fertile ground for cooperation with the large companies, especially in the U.S. and Europe. Company has one major customer at the extent of more than 10%: the Israeli Ministry of Defense (constitutes an average of 20% of revenues in recent years). Another substantial customer is the U.S. government which constituted about 6% of revenues in recent years. Moreover, the customer base is deployed over a broad geographic area.

Technological Superiority Stemming, Among Other Factors, from Affinity with the Military Operations
According to the Midroog assessment, one of the Elbit’s success factors is the affinity with military operations in Israel. The local geopolitical situation, which requires rapid and high-quality responses to the dynamic needs of the Israeli defense operations, generates significant technological assets for the company, constituting a platform for its development around the world. The operational experience with the Israeli defense operations also contributes to the development and implementation capabilities of Company products and constitutes a major competitive advantage in target markets. The advantage of Elbit being located in Israel is also associated with its exposure to technological and operational personnel from the defense establishments and the institutions of higher education in Israel.

The Company spends about 7-8% of its annual revenues on direct net R&D. Additional R&D expenditure is made as part of customer projects and is referred to the cost of goods sold. The Company's investment rate in R&D is high relative to other companies in the industry, both domestically and worldwide, and this is explained, in part, by the Company's mix of activities and products which is technology-oriented, while some of the competitors operate in the platforms development area and the civil area that are less technology-intensive. Most of the expenditures on R&D by the Company, are self-funded from the Company’s own sources and approximately an additional 1% is financed with supporting funds and cooperation from the State of Israel and various R&D funds.

According to Midroog’s assessment, the technological assets, combined with continuing investment in R&D, provide the Company with a solid foundation for preserving its position.

Significant Backlog of Orders that Provides Good Visibility for Two Years Forward
According to Midroog’s assessment, a significant backlog of orders is one of the strongest features of the defense industry. Backlog provides industry companies with good business and financial visibility for the medium term. The Company's backlog constitutes an indication of its organic ability to maintain and keep its revenues growing. Backlog development may signal business and technological development in the markets, and enable the Company to prepare for the changes.

In 2005-2008 the Company demonstrated a continuous increase in backlog. Increase moderated in 2009 and as of 31/12/2009 the Company has a backlog of about 5.04 billion dollars, at a similar amount as at the beginning of the year. The backlog stagnation in 2009 reflects, according to the Company’s assessment, the slowdown in orders issued by customers, in light of the global economic slowdown and extended selling process and the orders acceptance after that.

Company backlog-to-income ratio for the end of 2009 stands at approximately 1.8 - slightly lower than the industry average that stands at about -2.0.It should be noted, however, that some of the Company's major competitors also operate in the platform development and production area as well as in civil aircraft production, areas where the Company is not as active, which are characterized by a longer backlog. Backlog recognition methods also vary from one company to another. About 72% of the current backlog is for operations over the years 2010 and 2011.

Similar Profitability to Industry Range
The Company recorded an increase during the years 2008-2009 due to the change of mix in the Company’s areas of operation. The improvement is partly the result of the Tadiran merger that increased the Company’s scope of the activities. 2008 results were positively influenced by a short-term and significant-in-scope requisition project of the Land business line for the U.S. Army. The improvement in profitability in 2009 was due, among others, to the NIS devaluation against the dollar in 2009 compared with 2008, which reduced the NIS costs in dollar terms. Profitability is dependent in part on the increase in R&D expenditures and in sale and marketing expenses in relation to revenues, in light of the increased marketing efforts in new activity markets.

The Company’s average operating margin over the past five years, stood at approximately 7.3%. The industry common profitability range in recent years is 6-9%. In the last two years a certain trend of improvement in operating profitability was recognized for part of the prominent companies in the industry. It should be noted however, that most of the industry companies are much larger than Elbit and different in their mix of activities. Furthermore, large companies also operate in the civil area which is different in its characteristics and profitability.
Source: Public Financial Statements and Midroog Processing

Over the last two years the Company noted a structural change in its sales process, originating in increasing oversight over the defense budget, which leads to customers' demand for an enhanced understanding of the system and evaluating it before signing the contract. This means, sometimes, an extension of the development and marketing period until the contract is signed on the one hand, and shorter delivery times from contract signing date, on the other. According to Midroog’s assessment, it is difficult to assess the impact of this process on future profitability.

Strong Cash Flows from Operations Together with an Increase in Working Capital Needs
In light of the rapid growth in the scope of activities combined with profitability improvement, the Company produced in recent years, strong operating cash flows. Cash flow from operations, which was positive and high in each of the last five years, was the main financial resource for current investment and dividends. The financial debt was needed primarily for investments in acquisition of companies. Free cash flow (FCF) over the years was volatile due to investments in mergers and acquisitions.

Increase in operating working capital needs over the past two years, is attributed mainly to an increase in accounts receivable days and a decrease in advances from customers, negatively impacted current cash flow. According to the Company, the decline in advances stems from a change in the contracting and payment process in the defense industry, due to both the global economic recession and shorter delivery time, due to the structural change described above. An increase in customer balances was recorded in 2009 which resulted from a limited number of projects.

Elbit: Main Cash Flows from Operating Data, in Millions of Dollars

	2009	2008	2007	2006	2005
EBITDA	386	378	207	150	125
Funds from operations - FFO	346	335	183	111	111
Decrease (increase) in working capital	(136)	(126)	79	90	76
Cash flow from current operations - CFO	210	209	262	201	187
Investment in fixed property	(108)	(129)	(106)	(65)	(59)
Companies / acquisition activities	(178)	(25)	(354)	(32)	(189)
Dividend paid to shareholders - Div	(76)	(33)	(27)	(24)	(22)
Proceeds from investments	33	50	1	5	3
Free cash flow after acquisition of companies – FCF *	(42)	23	(226)	80	(83)
Retained cash flow - RCF	270	303	156	87	89

* Excludes proceeds from investments.

Relatively Low Level of Leverage and Good Coverage Ratios
Company financial debt volume is relatively low today, as it has been throughout recent years. Most of the debt stems from long-term loans from banks. Financial debt-to-capital ratio is around 30%. The leverage level increased in 2007 due to funding needs for the Tadiran acquisition. In 2008 there was a decrease in light of the reduction in the investment needs and returns received from the Company’s realization of holdings, which is not within the Company’s activity range. In 2009 a certain growth in the financial debt was noted again due to acquisitions the Company made during the year. Current coverage ratios are quick due to both strong cash flows and the moderate debt level. Debt-to-FCF ratio is affected mainly from mergers and acquisitions and demonstrates a high level of volatility, depending on the acquisition’s timing. It should be noted that the debt coverage to FCF ratio, after mergers and acquisitions, is biased in the acquisition year, since it includes full attribution of the corresponding debt but not the full contribution of cash.

Elbit, Coverage Ratios

	2009	2008	2007	2006	2005
Debt to EBITDA	1.0	0.8	2.2	1.0	2.1
Debt to FFO	1.1	0.9	2.5	1.4	2.4
Debt to FCF	neg	12.5	neg	1.9	neg
Debt to RCF	1.4	0.9	3.0	1.8	2.9

Net debt to EBITDA	0.3	0.0	0.4	0.4	1.3
Net debt to FFO	0.3	0.0	0.5	0.6	1.5
Net debt to FCF	neg	0.3	neg	0.8	neg
Net debt to RCF	0.4	0.0	0.5	0.8	1.9

Good Financial Liquidity and Flexibility
The Company's liquidity is supported mainly by its ability to generate strong cash flows from operations. In addition, in recent years the Company held cash balances at a relatively high volume, most of them resulting from the Tadiran merger in 2007. It should be noted that some of the cash balances are placed in both Israeli and overseas subsidiaries, and the Company manages the cash movement between the companies. The Company has additional financial flexibility, derived from certain components of fixed operating assets it owns, including a fleet of vehicles at a net (depreciated) value of about 60 million dollars and some of its real estate assets used primarily as offices in Israel, of approximately 127 thousand square meters. The Company has no obligated credit lines from banks, but it currently almost does not utilize short-term credit.
Bank debt is not guaranteed by specific liens and banks maintain mainly a negative pledge on Company assets. The Elisra subsidiary has a floating charge on all of its assets against performance guarantees. The Company’s balance of off-balance sheet liabilities is mainly due to advanced payment and performance guarantees at a balance of 861 million dollars as of December 31, 2009.

Business and Financial Risks

Intensive Competition with Industry Giants
The defense industry is very competitive, and along with it, very centralized. The mergers and acquisitions trend that characterized the industry, especially in the nineties of the previous century, has created a relatively small number of giant companies, spread across many areas and products, and operating all over the world. Entry barriers are very high, but at the same time, the difficulty to replace the manufacturer and the product after the initial penetration with the customer and the long duration of the contracts, encourage intense competition among manufacturers on new tenders. Elbit is required to compete with divisions of huge companies with strong financial backing, which have strategic and multi-year relationships with customers. As a small company in terms of the global industry, Elbit's ability to compete in the market is based on its high technological ability, proven operational military experience and product diversity, which allows offering integrated solutions and collaborations with larger players.

An Israeli Company Competing in Domestic-Biased Markets
In general, customers in the defense industry are characterized by a preference for local contractors. This preference stems from political, defense, social and economic reasons. Elbit, as company based in Israel, is unusual in the industry since only a minority of its sales is for the domestic market. According to Midroog’s assessment, this factor limits its development capacity in some markets. The Company is dealing with this challenge in several ways: first, as discussed above, the Company strives to position itself as a multinational company, with a high affinity to domestic markets, through a large number of subsidiaries, headed by those in the United States. Second, the Company established joint ventures with leading companies in the industry. Finally, the Company continually strives to expand its markets of activity and penetrate markets where it may consolidate benefits, such as Asia, South America and Australia.

Political Considerations Affect Governmental Preferences and at Certain Times May Cause Detriment to an Israeli Company
As an Israeli company and subcontractor of the U.S. defense industry, Elbit is prevented from operating in several markets in the world, which, according to the Midroog assessment, hold a significant part of the global defense budget. In addition, Elbit is required periodically to deal with changes in the political climate toward Israel from various countries worldwide. Even in light of these challenges, the Company is coping by strengthening its local identification in each country of activity. It is difficult to assess and quantify the impact of political considerations on the Company's coping ability in the various markets. According to the Midroog assessment, in recent years the Company did not have to cope with prolonged severe political crises, and as these arise, they may pose a threat to its competitive ability. At the same time, it should be noted that the wide geographic dispersal of the Company's activities moderates the risk in question.

Exposure to the U.S. and Global Defense Expenditure Cycle - Slowing Growth in Future Budgets
One of the inherent industry risks is the dependence of companies on government defense budgets. Defense budgets are characterized by relatively high volatility, although in long cycles. Beyond the impact of specific defense crises, defense budgets are the result of mostly external factors, derived from economic, social and political considerations. Recent decades can be divided into three cycles: '80s, characterized by a sharp rise in U.S. and global defense budgets due to the Reagan Administration policy and the Cold War; the late '90s, characterized by a sharp decline in budgets due to the end of the Cold War; and the 2000s, characterized by a considerable increase in budgets, due to the increase in countries' expenditures for the war against terrorism and the expansion of the number of conflict points worldwide, involving defense forces from around the globe.

U.S. Government Defense Budget for the years 1948 to 2009, in Billions of Dollars (Source: DOD)	U.S. Government Defense Budget for the years 2010 to 2015, in Billions of Dollars (Source: DOD)

The largest consumer in the defense industry is the U.S. government, constituting approximately 41.5% of total global expenditures on defense, which in 2008 was estimated at 1.2 trillion dollars. Over the last decade of the last century, the U.S. defense budget was reduced by about 22.9%, but with the beginning of the new millennium, which brought with it a need for re-arming due to the war in Iraq and Afghanistan and fighting international terrorism, we have witnessed an increase of 35.7% in the defense budget. The U.S. DOD forecast for the U.S. government defense budget for the coming years shows a real increase of approximately 1.0% in the base budget and a decrease in the total budget, which includes the annual renewal addition. A moderation trend in the budget may adversely affect Company future revenues. The Company’s areas of activity that focus on the military electronics field and constitute the basis of defense forces in the modern world, constitute a certain protection against negative consequences of defense budget moderation, and this is a distinction from companies whose main activity is in platforms production such as tanks, warships, helicopters and others, which are more exposed to long-term volatility in the defense budgets.

Source: Stockholm International Peace Research Institute figures

Long-term Contracts - Most of them at a Fixed Price
The main Company pricing method is fixed-price contracts. The inherent risk contained in this pricing is the exposure to cost changes in the period between contract signing and its performance completion. In case of changes from the costs the Company priced in the contract, it would have to absorb them. In order to reduce the risk involved in this method the Company is taking various control measures. In addition, the structural change that took place in the selling process last year is expected to improve business visibility at signing and reduce somewhat the risks involved in a fixed price contract.

Structured Policy for Hedging Currency Exposure
The Company's financial results are affected by changes in exchange rates of currencies in the Company’s countries of activities. The Company hedges most of its non-dollar revenues using tools at its disposal in the market. In addition, the Company hedges its NIS revenues through a natural hedge, due to the fact that a significant portion of operating expenses is in NIS as a result of the high wage component paid mostly in Israel.

Rating Outlook

 Factors likely to upgrade the rating:

•	A significant and permanent increase in profit volume which will be reflected in a sharp improvement of coverage ratios through a substantial decrease in the leverage level.

Factors likely to downgrade the rating:

•	Permanent backlog reduction that will decrease future scope of earnings.

•	Significant and permanent increase in net financial debt coverage to EBITDA ratio.

•	Decrease of the financial liquidity and flexibility level.

•	Dividend policy that would weaken the liquidity level and the company's solvency.

* None of the above factors can obligate the Company to act or not act in any way.

Basic Financial Terms

Interest Expenses	Financing expenses (from the profit and loss statement)
Cash flow interest expenses Cash Interest	Financing expenses from the profit and loss statement after adjustments for non-cash flow financing expenses from the cash flow statement
Operating profit EBIT	Pre-tax profit + financing + non-recurring expenditures/profits
Operating profit before amortization EBITA	EBIT + amortization of intangible assets
Operating profit before depreciation and amortization EBITDA	EBIT + depreciation + amortization of intangible assets
Operating profit before depreciation, amortization, rent and operational leasing EBITDAR	EBIT + depreciation + amortization of intangible assets + rent + operational leasing fees
Assets	Company's total balance sheet assets
Financial debt Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net financial debt Net Debt	Debt - cash and cash equivalents – long-term investments
Capital base Capitalization (CAP)	Debt + total shareholders' equity in balance sheet (including minority interests) + long-term deferred taxes in balance sheet
Capital Expenditures (Capex)	Gross investments in equipment, machinery and intangible assets
Funds from Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other assets and liabilities items
Cash Flow from Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) - dividends paid to shareholders
Free Cash Flow (FCF) *	Cash flow from operating activity (CFO) - Capex - dividends

* Note that in statements prepared according to IFRS, payments and receipts of interest, tax and dividends received from investees will be included in the calculation of operating cash flow, even if they are not entered in the CFO.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No.:  CIE050510350M

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